UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002 OR
OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM _____ TO _____.

Commission File No. 1-8796

QUESTAR CORPORATION

EMPLOYEE INVESTMENT PLAN

Questar Corporation
180 East 100 South
P.O. Box 45433
Salt Lake City, Utah 84145-0433

FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002.
Commission File Number 1-8796.

A.	The full title of the plan is the Questar Corporation Employee Investment Plan. The address of the plan is the same as that of the issuer named below.

B.

The name of the issuer of the securities held pursuant to the plan and the address of its principal executive office are: Questar Corporation, 180 East 100 South, P.O. Box 45433, Salt Lake City, Utah 84145-0433.

C.

Financial statements and schedules prepared in accordance with the Employee Retirement Income Security Act of 1974 for the fiscal year ended December 31, 2002, are attached as an exhibit to this Form 11-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Questar Corporation Employee Benefits Committee have duly caused this annual report to be signed by its duly authorized chairman.

QUESTAR CORPORATION
EMPLOYEE INVESTMENT PLAN

June 25, 2003	/s/ Keith O. Rattie

Keith O. Rattie, Chairman
Employee Benefits Committee

Financial Statements and
Supplemental Schedules

Questar Corporation
Employee Investment Plan

As of December 31, 2002 and 2001 and for the year ended December 31, 2002 with Report of Independent Auditors

Questar Corporation
Employee Investment Plan

Financial Statements and
Supplemental Schedules

As of December 31, 2002 and 2001 and for the year ended December 31, 2002

Contents

Report of Independent Auditors	1

Audited Financial Statements
Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

Supplemental Schedules
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	12
Schedule H, Line 4j - Schedule of Reportable Transactions	13

REPORT OF INDEPENDENT AUDITORS

Employee Benefits Committee
Employee Investment Plan

We have audited the accompanying statements of net assets available for benefits of the Questar Corporation Employee Investment Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion of these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2002, and the reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

Salt Lake City, Utah
June 6, 2003	/s/Ernst & Young LLP

Ernst & Young LLP

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Questar Corporation
Employee Investment Plan

Statements of Net Assets Available for Benefits

	December 31,
	2002	2001

Assets
Investments at fair value:
Questar Corporation common stock	$136,999,245	$119,848,669
Registered investment companies	19,981,300	27,469,384
Collective trust funds	11,407,963
Merrill Lynch Retirement Preservation Trust		1,768,937
Loans receivable from employees	5,024,319	5,674,826
Short-term investment	2,636,985	779,609

	176,049,851	155,541,425

Contributions receivable from Questar Corporation	402,400	131,636
Interest receivable	4,016	11,127

	176,456,267	155,684,188

Liabilities
Pending trades	39,135

Net assets available for benefits	$176,417,132	$155,684,188

See accompanying notes.

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Questar Corporation
Employee Investment Plan

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2002

Additions
Dividends and earnings	$3,650,268
Interest income from employee loans	436,196
Contributions:
Participants	9,114,245
Employer	5,588,072

Total contributions	14,702,317

Total additions	18,788,781

Deductions
Benefits paid to participants	5,303,524
Trustee fees and commissions	34,675

Total deductions	5,338,199

Net realized and unrealized appreciation
of fair value of investments	7,282,362

Net increase	20,732,944
Net assets available for benefits at
beginning of year	155,684,188

Net assets available for benefits at end of year	$176,417,132

See accompanying notes.

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Questar Corporation
Employee Investment Plan

Notes to Financial Statements

December 31, 2002

1. Description of the Plan

The following description of the Questar Corporation Employee Investment Plan (the Plan) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan for employees of Questar Corporation and certain of its subsidiaries (Questar). The Plan is subject to the provisions of Section 401(a) of the Internal Revenue Code (the Code) and of the Employee Retirement Income Security Act of 1974. As of January 1, 2002, the Plan was amended to qualify as an employee stock ownership plan (ESOP) as defined in the Code, Section 4975(e)(7). Also effective January 1, 2002, the record keeper for the plan is Wells Fargo Bank Minnesota, N.A. (Wells Fargo), and various other Plan changes were made.

During 2001, in addition to Questar Corporation common stock, employees were able to direct the investment of their contributions into the following funds: the 1) Merrill Lynch Retirement Preservation Trust, which invests primarily in a broadly diversified portfolio of guaranteed investment contracts (GICs) and in obligations of U.S. government and government-agency securities; 2) Fidelity Magellan Fund, which invests primarily in common stocks; 3) Fidelity Puritan Fund, which invests primarily in common stocks and bonds; 4) Fidelity Intermediate Bond Fund, which invests primarily in high and upper-medium grade fixed-income obligations; 5) Vanguard 500 Portfolio Index Fund, which invests primarily in common stocks as it seeks to replicate the Standard & Poor's 500 Composite Price Index; 6) Vanguard Total International Portfolio Fund, which invests in a combination of the European, Pacific, and Emerging Markets Vanguard International Equity Index Funds; and 7) Vanguard Index Trust-Small Capitalization Stock Portfolio Fund, which invests in a diversified group of small-sized companies as it attempts to track the performance of the Russell 2000 Index.

Beginning in 2002, employees were able to direct the investment of their contributions into the following funds: the 1) Questar Stock Fund, which consists of shares of Questar Corporation common stock and a cash reserve that is invested in Wells Fargo Short-term Investment Money Market; 2) Barclays U.S. Equity Market Index Fund (a collective trust fund), which attempts to provide total returns comparable to the returns of the Wilshire 5000 Index; 3) MFS Massachusetts Investors Growth Stock Fund, which seeks long-term growth of capital and future income rather than current income; 4) MFS New Discovery Fund, which invests at least 65% of its total assets in emerging growth companies; 5) MFS Total Return Fund, which invests in a broad mix of fixed income and equity securities; 6) PIMCO Total Return Fund, which invests in corporate bonds, U.S. government securities, mortgage backed securities, and money market

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instruments with an average duration between three and six years; 7) Putnam International Growth Fund, which invests primarily in equity securities of companies located in countries outside of North America; 8) Van Kampen Comstock Fund, which invests primarily in common and preferred stocks and securities convertible into common and preferred stock; 9) Wells Fargo S&P 500 Index Fund (a collective trust fund), which invests in the same stocks and in substantially the same percentages as the S&P 500 Index; and 10) Wells Fargo Stable Return Fund (a collective trust fund), which invests primarily in GICs, GIC alternatives, marketable securities, and money market securities. Employees can change contribution percentages at any time, but the effective date, which will be a payroll date, depends on transmission of information between Wells Fargo and Questar.

Participants are able to transfer all or part of their 401(k) account balance between any of the Plan investment funds, including Questar stock. Beginning in 2002, employees can transfer their existing balances at any time. Prior to 2003, the Plan did not permit the transfer of any portion of a participant's account balance attributable to employer contributions. However, effective January 1, 2003, employees with three years of service can also transfer employer contributions within the Plan. Participants are limited to one transfer per calendar month in or out of the Questar stock fund. Participants who contributed to the stock fund or any of the other investment funds received employer matching contributions in the form of Questar shares on up to 6% of their eligible compensation contributed, at the following percentages: 100% on the first 3% and 60% on the next 3% of eligible contributions.

Employees of participating employers are eligible to participate in the Plan immediately upon hire if scheduled to work a minimum of 20 hours per week. Beginning in the year 2002, employees can contribute up to the maximum 401(k) contribution, plus any make-up contribution, if they are eligible. The 401(k) limit for 2002 and 2003 is $11,000 and $12,000, respectively, and the make-up maximum contribution limit for each year is $1,000 and $2,000, respectively.

The Plan provides an additional $200 annual employer contribution at the end of the Plan year in the form of shares of Questar stock to each employee of participating employers working a minimum of 20 hours per week and employed on the first and the last day of the Plan year. This contribution is made irrespective of whether the eligible employee otherwise participates in the Plan.

Employees have the opportunity to borrow up to 50% of the value of their Plan account balance, not to exceed $50,000, with a minimum loan amount of $1,000. The interest rate is fixed and is equal to prime plus one percent, set at the time the loan is made. The participant can elect loan repayment terms up to a maximum of five years (ten years if the loan is to purchase or build a primary residence) and repayment is by payroll deductions. Upon termination of employment, the participant can either elect to repay the loan or treat the loan as a taxable distribution.

Beginning in 2002, employees are allowed a maximum of two outstanding loans (one residential and one other). Loan applications are processed every regular business day, and participants are charged a loan-processing fee of $50 per loan, paid from loan proceeds.

The Plan provides for the direct rollover of amounts withdrawn from the Plan to the trustee of the participant's Individual Retirement Account or other qualified plan, if the participant so elects.

Upon retirement, death, or disability, resignation, or other termination, a Plan participant's account (to the extent it has vested) becomes distributable. Benefits are payable as a lump sum after all adjustments then required under the Plan have been made.

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1. Description of the Plan (continued)

If a participant whose account balance is less than $5,000 fails to make an election, the balance will be distributed as soon as possible, but not earlier than 60 days after the date on which such participant is advised of his termination election choices. In the event of a participant's death, payment to a beneficiary may be deferred for up to five years unless the beneficiary is the deceased participant's surviving spouse in which case the beneficiary may elect to delay distribution until the date the participant would have reached age 70-1/2.

If an account balance of a former participant is greater than $5,000, a distribution will not be made without the participant's consent until death, or if earlier, April 1 of the calendar year following the later of: a) the calendar year in which the participant attains age 70-1/2; or b) the calendar year in which the participant terminates employment, provided the participant is not a five percent owner of the Company. Distribution shall be made by April 1 of such year.

A participant may also elect to seek hardship withdrawal as defined in the Plan document in certain cases of financial need.

The rules for in-service withdrawals of Questar shares and investment funds allocated to participants' accounts and for distributions of such amounts upon termination of employment, disability or death are set forth in the Summary Plan Description of the Plan.

Beginning in 2002, the Plan was again subject to the diversification requirements imposed on ESOPs by the Tax Reform Act of 1986, and meets these requirements by allowing qualified participants to receive a diversification distribution of qualified shares of Questar stock. Beginning in 2003, the shares that qualify for diversification are limited to the shares of company stock credited to their accounts on or before December 31, 2002.

Participants are always fully vested in all shares and funds allocated from their employee contributions and earnings thereon. Employees must have one year of service before any employer contributions are vested. Forfeited balances of terminated participants' non-vested accounts are allocated among participants to offset employer-matching contributions. Amounts forfeited during 2002 were negligible. No Plan amendment or termination will reduce employees' interest in their accounts as of the date of the amendment or termination.

Legal, accounting, and other administrative expenses except commissions, collective trust fund management fees, administrative fees included in the net asset valuations for the registered investment companies and a portion of the trustee fees have been paid by Questar. Beginning in 2002, participants are required to pay some administrative fees directly, such as the $50 loan processing fee and the $1 dividend check payment fee.

2. Summary of Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan's administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual amounts could differ from the estimates.

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Investment Valuation and Income Recognition

Investment in Questar Corporation common stock is stated at current value based on the closing market price on the last business day of the year as reported on the New York Stock Exchange. The registered investment companies are valued at published market prices, which represent the net asset value of shares held by the Plan at year-end. The fair value of participation units in the collective trust funds are based on the quoted market price of the underlying securities and the number of units owned by the Plan at year-end. Short-term investments are valued at cost that approximates fair value. Participant loans are valued at their outstanding balances, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Beginning in 2002, the shares of Questar Corporation common stock are held in a fund that maintains a cash reserve and uses unitized value accounting. The total value of the actual shares based on the market price along with the cash reserve held are converted to equivalent units for the fund. The per unit value will be different than the actual stock price based on the conversion factor used and the amount of cash held in the fund.

Dividends

Questar has a Dividend Reinvestment and Stock Purchase Plan (DRP) whereby participants may reinvest dividends to purchase additional shares of Questar Corporation common stock at market value. During 2001, dividends on all shares of Questar stock held in the Plan were reinvested through the DRP. Beginning in 2002, employees can elect to receive in cash the dividends paid on shares of Questar stock held in their account. If no election is made, the dividends will be reinvested through the process established by Wells Fargo, not necessarily through Questar's DRP. Any shares purchased with dividends vest immediately, even if the participant does not yet have a vested right to the underlying shares.

Benefit Payments

Benefit payments are recorded based on current prices at the date withdrawn. The differences between cost and current value at the time of withdrawal are included in the financial statements as realized gains or losses.

3. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated April 8, 2003, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. Subsequent to the approved amendments covered in the determination letter, the Plan has again been amended and restated. The Plan Administrator believes the Plan, as amended, is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

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4. Non-Participant Directed Investments

As of December 31, 2002, the only non-participant directed investments in the Plan consist of employer contributions held in the Questar Stock Fund, which fund also holds participant directed investments. This fund consists of Questar common stock and maintains a cash reserve. Presently, the investment activity cannot be split between participant directed 401(k) contributions and non-participant directed employer contributions. Consequently, information about the net assets and the significant components of changes in net assets related to these investments are classified as non-participant directed as follows:

	December 31,
	2002	2001

Investments at fair value:
Questar Corporation common stock	$136,999,284	$119,848,669
Short-term Investment Money Market	$2,636,985	$779,609

	Year Ended
	December 31, 2002

Change in net assets:
Contributions	$ 7,713,055
Dividends and interest	3,410,848
Net realized and unrealized appreciation in fair value	13,761,298
Benefit payments	(4,083,405)
Transfers out to participant directed investments	(1,793,805)
Net change in stock fund cash	(1,857,376)

Total	$17,150,615

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5. Investments

During 2002, the Plan's investments appreciated (depreciated) in fair value as determined by quoted market prices as follows.

	Net Realized and Unrealized
	Appreciation/(Depreciation)
	In Fare Value of Investments

Common stock	$13,761,298
Shares of registered investment companies	(4,367,433)
Collective trust funds	(2,111,503)

	$7,282,362

Investments that represent 5% or more of the fair value of the Plan's net assets are as follows:

	December 31,
	2002	2001

*Questar Corporation common stock	$136,999,284	$119,848,669
Fidelity Magellan Fund		9,571,834
Vanguard 500 Portfolio Index Fund		9,391,798

*Includes both participant and non-participant directed investments.

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6. The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

December 31,
2002	2001

Net assets available for benefits per the financial statements	$176,417,132	$155,684,188
Amounts allocated to withdrawn participants	(20,382)	(20,186)

Net assets available for benefits per the Form 5500	$176,396,750	$155,664,002

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

Year ended
December 31, 2002

Benefits paid to participants per the financial statements	$5,303,524
Previous amounts allocated on Form 5500 to
withdrawn participants	(20,186)
Amounts allocated on Form 5500 to withdrawn participants	20,382

Benefits paid to participants per the Form 5500	$5,303,720

Amounts allocated to participants who have withdrawn from the Plan are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not yet paid.

7. Party in Interest Transactions

During 2002, the Plan received dividends from the Company of $3,377,782. Purchases of Questar Corporation common stock amounted to $7,978,578 and distributions of Questar Corporation common stock were $4,602,807 in 2002.

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EIN 87-0407509
PLAN #002
Questar Corporation
Employee Investment Plan
Schedule H, Line 4i - Schedule of Assets
(Held at End of Year)

December 31, 2002

	(b)	(c)
	Identity of	Description of investment,
	Issue, Borrower,	Including maturity date,
	Lessor or	Rate of interest, collateral,	(d)	(e)
(a)	Similar Party	Pair, or maturity value	Cost	Current Value

*	Common Stock:
	Questar Corporation	4,924,489 shares of common stock	$92,840,712	$136,999,284

	Registered Investment Companies, Collective Trust Funds, and Money Market Funds:

	Barclays	U.S. Equity Market Index Fund, 9,284 units	1	194,129

	MFS	Massachusetts Investors Growth Stock Fund,	1	7,064,218
		765,354 units

	MFS	New Discovery Fund, 163,852 units	1	1,872,830

	MFS	Total Return Fund, 369,050 units	1	4,897,292

	PIMCO	Total Return Fund, 298,545 units	1	3,185,474

	Putnam	International Growth Fund, 79,065 units	1	1,297,461

	Van Kampen	Comstock Fund, 134,848 units	1	1,664,025

*	Wells Fargo	S&P 500 Index Fund, 312,064 units	1	8,182,309

*	Wells Fargo	Short-term Investment Money Market	2,636,985	2,636,985

*	Wells Fargo	Stable Return Fund, 88,831 units	1	3,031,525

*	Participant loans	Interest rates range from 5.25% to
		10.50% maturing through 2012		5,024,319

			$95,477,697	$176,049,851

1	Investments are participant directed, thus cost information is not applicable.
*	Indicates party-in-interest to the Plan.

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EIN 87-0407509
PLAN #002

Questar Corporation
Employee Investment Plan
Schedule H, Line 4j - Schedule of Reportable Transactions

Year ended December 31, 2002

					(h)
(a)	(b)	(c)	(d)	(g)	Current Value	(i)
Identity of	Description	Purchase	Selling	Cost of	Of Asset on	Net Gain
Party Involved	of Assets	Price	Price	Asset	Transaction Date	Or (Loss)

Category (I) - Single Transaction in Excess of 5% of Plan Assets

	None

Category (I) - Series of Transactions (Other than Securities Transactions)

	with the same person Aggregating 5% of the plan Assets

	None

Category (iii) - Series of Transactions in Excess of 5% of Plan Assets

Questar corporation common stock			$4,602,807	$3,347,968	$4,602,807	$1,254,839
Questar corporation common stock		$7,978,578		7,978,578	7,978,578

Category (iv) - Transactions in Securities with a Person if Any Single Transaction

With that Person was in Excess of 5% of Plan Assets

	None

Columns for "lease rental" and "expense incurred with transaction" are not applicable.

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Exhibit 23

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8, No. 33-4436, No. 33-48169 and No. 333-89486) pertaining to the Questar Corporation Employee Investment Plan of our report dated June 6, 2003, with respect to the financial statements and schedules of the Questar Corporation Employee Investment Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2002.

Salt Lake City, Utah
June 6, 2003	/s/Ernst & Young LLP

Ernst & Young LLP